                                                                    EXHIBIT 99.1

              TOWER SEMICONDUCTOR 2006 SALES DOUBLED YEAR-OVER-YEAR
   MOVED TO POSITIVE CASH FLOW FROM OPERATIONS IN THE FOURTH QUARTER OF 2006;
  REPORTED CONSECUTIVE RECORD REVENUE AND EBITDA GROWTH IN EACH QUARTER OF 2006

MIGDAL HAEMEK, Israel - February 7, 2007 - Tower Semiconductor Ltd. (Nasdaq:
TSEM, TASE: TSEM), a pure-play independent specialty foundry, today announced fourth quarter and year-end 2006 results.

FINANCIAL HIGHLIGHTS:

     o    Reported revenues of $187.4 million in 2006, a 2X growth compared with
          2005 (excluding $8 million income in 2005 from a technology-related agreement)

     o    Reported fourth consecutive record revenue quarter at $55.5 million, a
          78 percent increase year-over-year

     o    Recorded positive cash flow from operations in the fourth quarter of
          2006, for the first time since Fab2 was established

     o    Achieved positive EBITDA in 2006 compared to a negative EBITDA in
          2005; the fourth quarter of 2006 represents the fifth consecutive quarter of positive EBITDA and EBITDA growth

     o    Reduced long-term debt by $158 million during the second half of 2006, with shareholders equity turning positive

For the fourth quarter of 2006, the Company reported total revenues of $55.5 million, representing a 78 percent increase as compared to $31.1 million reported in the fourth quarter of 2005, and an increase of 8 percent over the
$51.5 million reported in the third quarter of 2006. Net loss for the fourth quarter was $38 million, or $0.40 per share, which included depreciation and amortization expenses of $41 million, as compared to a loss for the fourth quarter of 2005 of $45 million, or $0.68 per share, including $37 million of depreciation and amortization expenses.

For the full year 2006, revenues doubled to $187.4 million over 2005 revenues of
$94 million (excluding $8 million income in 2005 from a technology-related agreement). EBITDA was positive in 2006, and increased in every quarter during the year, compared with negative EBITDA for the year 2005. Net loss for the year was $87 million, or $1.05 per share, which included a one-time gain of $80.1 million, resulting from the debt restructuring with our banks, and depreciation and amortization expenses of $155 million. 2005 loss was $203 million, or $3.06 per share, including $145 million of depreciation and amortization expenses.
Shareholder equity at the end of 2006 was $133 million compared to negative $30 million at the end of 2005.

"2006 represented a year of significant achievements and progress for Tower,"
said Russell Ellwanger, chief executive officer of Tower Semiconductor. "We doubled our yearly sales to $187 million and of the $93 million increase in sales, we improved our EBITDA by more than $60 million (excluding the effect of the above mentioned technology-related agreement in 2005). Additionally, we achieved our stated target of positive cash flow from operations in the fourth quarter. We enter 2007 in a stronger position, having tripled our base of large customers during 2006, having maintained greater than 90% utilization in both
Fabs and continuing in our plan to ramp Fab2 to 24,000 wafer starts per month.
This is demonstrated by our Q4 revenue growth over Q3, against a worldwide foundry revenue decrease. Driven by seasonality, this trend continues with a Q1
2007 worldwide foundry guided revenue decrease of up to 14%. However, we guide revenues for the first quarter of 2007 to be between $53 and $57 million, the same range as Q4 2006, which is an increase of 48% to 59% over Q1 2006. We expect that several multi-year large contracts will either begin to materialize into revenue from new products or enable substantial increases in revenue from existing customers in the second half of 2007, side by side to our capacity growth. We are confident that we will build upon 2006 and anticipate delivering further significant top line and bottom line growth for 2007".

FOURTH QUARTER AND FISCAL YEAR 2006 FINANCIAL RESULTS CONFERENCE CALL AND WEB CAST:

Tower will host a conference call to discuss these results on Wednesday,
February 7, 2007, at 11:00 a.m. Eastern Standard Time / 6:00 p.m. Israel time.
To participate, please call: 1-800-994-4498 (U.S. toll-free number) or
972-3-918-0609 (international) and mention ID code: TOWER. Callers in Israel are invited to call locally 03-918-0609. The conference call will also be Web cast live at http://www.earnings.com and at www.towersemi.com and will be available thereafter on both Web sites for replay for 90 days, starting at 2:00 p.m.
Eastern Standard Time on the day of the call.

As used in this release, the term EBITDA consists of loss, according to GAAP
(Generally Accepted Accounting Principles), excluding interest and financing expenses (net), tax and depreciation and amortization expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies. EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal &
RF-CMOS, and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities, each with standard and specialized process technology processes: Fab 1 ranging from 1.0 to 0.35 and
Fab 2 featuring 0.18 and 0.13-micron. Tower's web site is located at
http://www.towersemi.com.

SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) having sufficient funds to operate the company in the short-term and the funding needs for its ramp-up plan, (ii) the completion of the equipment installation, technology transfer and ramp-up of production in Fab 2 and raising the funds therefor, (iii) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results, future average selling price erosion that may be more severe than our expectations,
(iv) operating our facilities at satisfactory utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (v) our ability to satisfy the covenants stipulated in our amended facility agreement, (vi) our ability to capitalize on increases in demand for foundry services, (vii) meeting the conditions to receive Israeli government grants and tax benefits approved for
Fab 2 and obtaining the approval of the Israeli Investment Center for a new expansion program, (viii) attracting additional customers, (ix) not receiving orders from our wafer partners, customers, (x) failing to maintain and develop our technology processes and services, (xi) competing effectively, (xii) our large amount of debt and our ability to repay our short-term and long-term debt on a timely basis, (xiii) achieving acceptable device yields, product performance and delivery times, (xiv) the timely development, internal qualification and customer acceptance of new processes and products and (xv)
business interruption due to terror attacks, earthquakes, other acts of God and the security situation in Israel.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors"
in our most recent filings on Forms 20-F, F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority.
Future results may differ materially from those previously reported. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contact:

     Tower Semiconductor
     Ilanit Vudinsky, +972 4 650 6434
     ilanitvu@towersemi.com

or:

     Shelton Group
     Jim Mathias, , (972) 239-5119 ext. 115
     jmathias@sheltongroup.com

                    TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                 AS OF DECEMBER 31,
                                                              -------------------------
                                                                2006             2005
                                                              ---------       ---------
A S S E T S

CURRENT ASSETS
     CASH, CASH EQUIVALENTS AND DEPOSITS (IN 2005
        INCLUDED $31,661 DESIGNATED CASH  AND DEPOSITS)       $  40,940       $  38,998
     TRADE ACCOUNTS RECEIVABLE                                   31,498          16,776
     OTHER RECEIVABLES                                            5,425           9,043
     INVENTORIES                                                 41,101          24,376
     OTHER CURRENT ASSETS                                         1,473           1,048
                                                              ---------       ---------
           TOTAL CURRENT ASSETS                                 120,437          90,241
                                                              ---------       ---------

PROPERTY AND EQUIPMENT, NET                                     532,954         510,645
                                                              ---------       ---------

INTANGIBLE ASSETS, NET                                           44,981          61,441
                                                              ---------       ---------

OTHER ASSETS, NET                                                 1,346          16,359
                                                              =========       =========

           TOTAL ASSETS                                       $ 699,718       $ 678,686
                                                              =========       =========

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
     CURRENT MATURITIES OF LONG-TERM DEBT                     $       -       $  21,103
     Current maturities of convertible debentures                 6,632           6,453
     TRADE ACCOUNTS PAYABLE                                      55,128          59,741
     OTHER CURRENT LIABILITIES                                   22,096           8,972
                                                              ---------       ---------
           TOTAL CURRENT LIABILITIES                             83,856          96,269

LONG-TERM DEBT FROM BANKS                                       356,947         497,000

CONVERTIBLE DEBENTURES                                           62,175          19,358

LONG-TERM CUSTOMERS' ADVANCES                                    46,042          59,621

OTHER LONG-TERM LIABILITIES                                      17,708          11,012
                                                              ---------       ---------
           TOTAL LIABILITIES                                    566,728         683,260
                                                              ---------       ---------

CONVERTIBLE DEBENTURES                                               --          25,493
                                                              ---------       ---------

SHAREHOLDERS' EQUITY (DEFICIT)                                  132,990         (30,067)
                                                              =========       =========

           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 699,718       $ 678,686
                                                              =========       =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA AND PER SHARE DATA)

                                                                     YEAR ENDED                    THREE MONTHS ENDED
                                                                     DECEMBER 31,                     DECEMBER 31,
                                                              --------------------------        --------------------------
                                                                 2006             2005            2006              2005
                                                              ---------        ---------        ---------        ---------

REVENUES

      SALES                                                     187,438           93,991           55,505           31,063
      REVENUES RELATED TO A JOINT DEVELOPMENT AGREEMENT               -            8,000                -                -
                                                              ---------        ---------        ---------        ---------
                                                                187,438          101,991           55,505           31,063

COST OF SALES                                                   267,390          238,358           72,724           58,760
                                                              ---------        ---------        ---------        ---------

          GROSS LOSS                                            (79,952)        (136,367)         (17,219)         (27,697)
                                                              ---------        ---------        ---------        ---------

OPERATING COSTS AND EXPENSES

      RESEARCH AND DEVELOPMENT                                   14,984           16,029            3,877            3,180
      MARKETING, GENERAL AND ADMINISTRATIVE                      24,512           17,418            6,406            3,937
                                                              ---------        ---------        ---------        ---------

                                                                 39,496           33,447           10,283            7,117
                                                              =========        =========        =========        =========

          OPERATING LOSS                                       (119,448)        (169,814)         (27,502)         (34,814)

FINANCING EXPENSE, NET                                          (48,148)         (35,651)         (10,191)         (10,223)

GAIN ON DEBT RESTRUCTURING                                       80,071                -                -                -

OTHER INCOME (EXPENSE), NET                                         597            2,383                -             (135)
                                                              ---------        ---------        ---------        ---------

                LOSS FOR THE PERIOD                           $ (86,928)       $(203,082)       $ (37,693)         (45,172)
                                                              =========        =========        =========        =========

BASIC  LOSS PER ORDINARY SHARE

      LOSS PER SHARE (*)                                      $   (1.05)       $   (3.06)       $   (0.40)           (0.68)
                                                              =========        =========        =========        =========

      WEIGHTED AVERAGE NUMBER OF ORDINARY
          SHARES OUTSTANDING - IN THOUSANDS                      82,581           66,371           94,373           66,905
                                                              =========        =========        =========        =========

(*)  BASIC LOSS PER SHARE IN ACCORDANCE WITH U.S. GAAP FOR THE YEAR AND THREE
     MONTHS PERIODS ENDED DECEMBER 31, 2006 ARE $2.03 AND $0.38, RESPECTIVELY
     AND ARE THE SAME AS THE ISR. GAAP DATA FOR THE YEAR AND THREE MONTHS
     PERIODS ENDED DECEMBER 31, 2005.